Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 16, 2020

Registration Statement No. 333-248250

Pactiv Evergreen Inc. (currently known as Reynolds Group Holdings Limited) Announces Pricing of Initial Public Offering

LAKE FOREST, IL, September 16, 2020 – Pactiv Evergreen Inc. (currently known as Reynolds Group Holdings Limited) (the “Company”) today announced the pricing of its initial public offering of 41,026,000 shares of its common stock at a price to the public of $14.00 per share. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 6,153,900 shares of common stock from the Company at the initial public offering price, less underwriting discounts and commissions. An entity affiliated with Mr. Graeme Hart, the beneficial owner of the Company’s sole shareholder prior to the offering, has agreed to purchase 3,571,428 shares of common stock in the offering at the initial public offering price. The underwriters will not receive any underwriting discounts or commissions on these shares. The shares of common stock are expected to begin trading on the Nasdaq Global Select Market on September 17, 2020 under the ticker symbol “PTVE.” The offering is expected to close on September 21, 2020, subject to customary closing conditions.

Credit Suisse, Citigroup, BofA Securities and Goldman Sachs & Co. LLC are acting as joint lead bookrunning managers. Baird, BMO Capital Markets, Deutsche Bank Securities, HSBC and RBC Capital Markets are also acting as joint bookrunning managers. Academy Securities, Loop Capital Markets, Rabo Securities USA, Inc., Ramirez & Co., Inc. and Siebert Williams Shank are acting as co-managers.

The Company has filed a registration statement, including a prospectus, relating to these securities with the SEC, which was declared effective by the SEC on September 16, 2020. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The offering is being made only by means of a prospectus. Copies of the final prospectus can be accessed, when available, through the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus relating to this offering may be obtained, when available, from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, Telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, United States, Telephone: 800-831-9146.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

About Pactiv Evergreen Inc.

Pactiv Evergreen Inc. is a manufacturer and distributor of fresh foodservice and food merchandising products and fresh beverage cartons in North America and certain international markets. It supplies its products to a broad and diversified mix of companies, including full service restaurants and quick service restaurants, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers, food packers and food processors.

Contact:

Media

Cory Ziskind

Cory.Ziskind@icrinc.com

646-277-1232

Investors

Ashley DeSimone

Ashley.DeSimone@icrinc.com

646-677-1827